Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Amendment to Schedule B, Section II

Item 13B

January 24, 2025

Merrill Lynch International - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form

Firm or Organization Name	UIC	Street Address 1	Street Address 2	City	State/Country	Zip + 4 Postal Code	Effective Date MM DD YYYY	Termination Date MM DD YYYY	Description
LME CLEAR LTD	213800L8AQD59D3JRW81	10 FINSBURY SQUARE		London	United Kingdom	EC2A 1AJ	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
N A CITIBANK	E57ODZWZ7FF32TWEFA76	388 Greenwich Street		New York	NY	10013	10/26/2021	08/31/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	F3JS33DEI6XQ4ZBPTN86	Kungsträdgårdsgatan 8		STOCKHOLM	SWEDEN	SE-106 40	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300ND1MQ8SNNYMJ22	2 Tornimäe Street		Tallinn	Estonia	15010	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300YW95G1VBBGGV07	Meistaru iela 1, Valdlauci, Kekavas pag		Rigas raj	Latvia	LV-1076	10/26/2021	04/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300SBPFE9JX7N8J82	Gedimino ave.12		Vilnius	Lithuania	01103	10/26/2021	04/30/2024	Third Party arrangement with others with respect to

									Custody, Clearance, or Settlement
SOCIETE GENERALE MAROCAINE DE BANQUES SA	**549300WHIMVBNID QWK21**	**55, Boulevard Abdelmoumen**		**Casablanca**	**Morocco**	**20100**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANBIC IBTC BANK PLC	**029200098C3K8BI2D 551**	**Stanbic I.B.T.C Bank PLC, I.B.T.C Place**	**Walter Carring ton Crescen t, Victoria Island**	**Lagos**	**Nigeria**		**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK (INDONESIA BRANCH)	**RILFO74KP1CM8P6P CT96**	**World Trade Center II, 3rd Floor**	**Jl.Jend. Sudirm an Kav.29-31**	**Jakarta**	**Indonesia**	**12920**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK (MAURITIUS) LIMITED	**549300R0Q58QYRNZ LS10**	**Standard Chartered Tower, 19th Bank Street, Cybercity**		**Ebene**	**Mauritius**	**72201**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK GHANA PLC	**549300WFGKTC3MG DCX95**	**PO Box 768, Standard Chartered Bank Building, no.87 Independence Avenue**		**Accra**	**Ghana**		**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK KENYA LTD	**549300RBHWW5EJI RG629**	**Standard Chartered@Chi romo, 48 Westlands Road**	**P. O. Box 30003**	**Nairobi**	**Kenya**	**100**	**10/26/2021**		**Third Party arrangement with others with respect to Custody, Clearance, or Settlement**
STANDARD CHARTERED BANK, BAHRAIN BRANCH	**RILFO74KP1CM8P6P CT96**	**Manama Main Branch, Building**		**Manama**	**Kingdon of Bahrain**	**315**	**10/26/2021**		**Third Party arrangement with others with respect to**

Name	LEI	Address	PO Box	City	State/Country	Postal	Date	Date 2	Description
		no.180, Government Avenue							Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BANGLADESH BRANCH	RILFO74KP1CM8P6PCT96	67 Gulshan Avenue		Dhaka	Bangladesh			2/29/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, DIFC BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1, DIFC, 4th Floor	PO Box 999	Dubari	UAE		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, OMAN BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Bait Al Falaj Street		Ruwi	Sultanate of Oman		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, UAE BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1, DIFC, 4th Floor	PO Box 999	Dubari	UAE		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STATE STREET BANK AND TRUST COMPANY	549300ZFEEJ2IP5VME73	State Street Financial Center 1 Lincoln Street		Boston	MA	02111	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE BANK OF NEW YORK MELLON	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	NY	10286	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
The Branch of CITIBANK, N.A. in the Republic of Argentina	579100KKDGKCFFKKF005	Bartolomé Mitre 530 –3rd floor		Buenos Aires	Argentina	C1036 AAJ	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE HONGKONG AND SHANGHAI BANKING CORPORATION	2HI3YI5320L3RW6NJ957	No 24, Sir Baron Jayatilaka Mawatha		Colombo	Sri Lanka	1	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

LIMITED (SRI LANKA BRANCH)									
THE STANDARD BANK OF SOUTH AFRICA LTD	QFC8ZCW3Q5PRXU1XTM60	Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street		Johannesburg	South Africa	2001	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S.	KR6LSKV3BTSJRD41IF75	Želetavská 1525/1, 140 92 Praha 4		Michle	Czech Republic		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UniCredit Bank Czech Republic and Slovakia, a.s., Pobocka Zahraničnej Banky	KR6LSKV3BTSJRD41IF75	Šancová 1/A 813 33		Bratislava	Czech Republic		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK HUNGARY ZRT.	Y28RT6GGYJ696PMW8T44	Szabadság tér 5-6. HU-1054		Budapest	Hungary		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK S.A.	5493003BDYD5VPGUQS04	1F Expozitiei Blvd.		Bucharest	Romania	RO-012101	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK SRBIJA A.D.	52990001O0THU00TYK59	Jurija Gagarina 12, Belgrade Business Center		Belgrade	Serbia	11070	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANKA SLOVENIJA d.d.	549300O2UN9JLME31F08	Šmartinska 140		Ljubljana	Slovenia	SI-1000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNION INTERNATIONAL DE BANQUES SA	549300WKCW12LEPUMV07	Union Internationale de Banques 65 Av Habib Bourguiba 1000		Tunis	Tunisia		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

ZAGREBACKA BANKA D.D.	PRNXTNXHBI0TSY1V8P17	Savska 62		Zagreb	Croatia	10000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
Banco B3 S.A.	4GTK5S46E6H318LMDS44	7 Andar		Sao Paulo	Brazil	01010-901	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
REFINITIV TRANSACTION SERVICES LIMITED	549300SDDJE84DDJNB30	Five Canada Square, Canary Wharf		London	United Kingdom	E14 5AQ	05/01/2024		Third Party arrangement with others with respect to Execute or Trade
THE BANK OF NEW YORK MELLON, LONDON BRANCH	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	New York	10286	06/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
BROKERCREDITSERVICE (CYPRUS) LIMITED	5493008C22FNI0QEEF10	Spyrou Kyprianou & 1 Oktovriou, 1, 1st Floor	Vashiotis Kalande Offices	Limassol	Cyprus	4004	07/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.	549300R4IG1TWPZT5U32	5660 New Northside Drive North West		Atlanta	Georgia	30328	10/01/2024		Third Party arrangement with others with respect to Execute or Trade
NEX SEF LIMITED	2138008LPQ92DIHKHY20	LONDON FRUIT AND WOOL EXCHANGE	1 DUVAL SQUARE	London	United Kingdom	E1 6PW	10/01/2024		Third Party arrangement with others with respect to Execute or Trade
CHINA CENTRAL DEPOSITORY & CLEARING CO. LIMITED		10 Jinrong Street	Xicheng District	Beijing	China	100033	10/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement